

August 24, 2010

Mr. David G. Burke
Diversified Restaurant Holdings, Inc.
27680 Franklin Rd.
Southfield, MI 48034

> **Re:** **Diversified Restaurant Holdings, Inc.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 27, 2009**
> **Forms 10-Q for the fiscal quarters ended March 28, 2010 and June 27, 2010**
> **Form 8-K/A, filed April 19, 2010**
> **File No. 000-53577**

Dear Mr. Burke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2009

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17

1.   In future filings, please expand your disclosure of market information to include the range of high and low bid information for each full quarterly period in the last two fiscal years, pursuant to Regulation S-K Item 201(a)(iii).

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations, page F-2

2.   We note the disclosure on page 8, which states that you have a continuous capital improvement plan for your restaurants. Please revise your discussion of operating expenses to describe the expenses associated with capital improvements, if material. To the extent you have material commitments for capital expenditures, please disclose them under Liquidity and Capital Resources and indicate the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(1) of Regulation S-K. Please provide the disclosure in future filings and tell us how you plan to comply.

Liquidity and Capital Resources, page F-6

3.   We note in your consolidated financial statements, you have discussed a subsequent acquisition and the granting of promissory notes which will significantly impact your financial condition. In future filings, as applicable, please expand your discussion of liquidity and capital resources to reflect those events and commitments which are reasonably likely to have a material impact on the liquidity and capital resources of your company. Reference is made to SEC Release No. 33-8350.

Item 15. Exhibits and Financial Statement Schedules, page 21

4.   Exhibits 10.14 and 10.15 appear to contain omissions of substantive terms. Please file unredacted copies of these agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.

5.   Please file the development agreement with Buffalo Wild Wing restaurants, which you discuss in the Business section on page 4, as an exhibit to your next periodic report, or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

6.   We note that your certifications attached as Exhibits 31.1 and 31.2 to your Form 10-K for the fiscal year ended December 27, 2009 inadvertently omit each such certifying individual's title at the end of the certification. In future filings, please ensure to include such designations in your officers' certifications.

Signatures, page 24

7.   The Form 10-K must be signed by your controller or principal accounting officer in accordance with General Instruction D(2)(a) to Form 10-K. Please file an amended 10-K to include that person's signature. If your controller or principal accounting officer has already signed the report, please tell us who serves in that capacity and confirm that you will include the additional title on the signature page in your future filings.

FORM 8-K/A, FILED APRIL 19, 2010

Exhibit 99.2 - Pro Forma Consolidated Financial Information

8.   Please provide us with your rationale for the determination to exclude from your pro forma financial information, any pro forma adjustment to reflect the promissory notes issued for the purchase price of the AMC Managed Affiliates Group assets, as the creation of these liabilities appear to be both directly attributable to the transaction and will likely have a continuing impact on the company.

9.   We note from your disclosure that the transaction occurred between affiliated entities and therefore no goodwill or other adjustments were recognized. Please provide your basis for this accounting. Clarify for us if the acquisition was accounted for as a transaction between entities under common control at historical cost pursuant to FASB ASC 805-50-15-6 or as a purchase at fair value pursuant to FASB ASC 805-50-25-1. To the extent the transaction was accounted for at historical cost, please tell us how you determined the entities were under common control and disclose the ownership interests held in each of the entities before and after the transaction. To the extent the transaction was accounted for as a purchase, please advise us how you made adjustments to record the net assets acquired at fair value.

FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 28, 2010

Note 2. Acquisition of Nine Affiliated BWW Restaurants

10.   Further to our previous comment, to the extent the acquisition is a transaction between entities under common control, please describe to us how your presentation of your financial position, results of operations, and disclosures regarding the acquisition of affiliated restaurantscomplies with business combination guidance for entities under common control, pursuant to FASB ASC 805-50-45-2 through 5, and FASB ASC 805-50-50-3.

Note 12. Supplemental Cash Flows Information

11.   We note that you have disclosed the assets and liabilities assumed in your acquisition of the nine affiliated restaurants. In future filings, please expand your disclosure to also include the financing of the acquisition through the issuance of promissory notes.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 27, 2009, FILED APRIL 23, 2010

Board Role in Risk Oversight, page 6

12.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not
        necessary, and describe the process you undertook to reach that conclusion.

Item 11. Executive Compensation

Base Salary and Bonus, page 8

13.   We note that annual salary increases are tied to objective performance-based criteria. In
        future filings, please identify and quantify the criteria used to determine salary increases.
        Please provide sample disclosure in your response.

Exhibits

14.   Your amended report does not include the certifications required by Rule 13a-14(a).
        Please file another amendment to include the appropriate certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or myself at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 with any other questions.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief